BONTAN CORPORATION INC.

47 AVENUE ROAD, SUITE 200

TORONTO, ONTARIO, CANADA M5R 2G3

T:  416-929-1806

F:  416-361-6228

W: www.bontancorporation.com

January 16, 2006

Jill S. Davis

Branch Chief

US Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7410

USA

By fax sent to Jennifer Goeken – Division of Corporation Finance (also filed on EDGAR)

Dear Jill S. Davis:

RE:  BONTAN CORPORATION INC. – Form 20-F for fiscal year ended March 31, 2004 and 2005 amended 20-F for fiscal 2005 and our previous correspondence (file no. 0-30314)

We refer to your letter of December 20, 2005.

We regret the delay in our response since I was outside the country on vacation until January 12, 2006.

We give below our responses to your comments in the same order:

1.  Our response letter dated September 9, 2005 has now been filed on January 12, 2006 under the accession no. 0001095435-06-000001.

2.  We are confused here.  We DID recognize compensation costs for a stock based award over the period in which the related services were rendered.  Perhaps the following details will help explain:

	Stock Option	Stock Compensation (in Canadian dollar)	Total
Total fair value-upon issuance	$5,265,240	$1,283,611	$6,548,851
Less: Recognized as expense for fiscal 2005 to the extent services provided	($4,120,088)	($695,834)	($4,815,922)*
Balance related to future services to rendered being deferred	$1,145,152	$587,776	$1,732,929**

*  as per consolidated statement of operations

** Deferred stock based compensation on the balance sheet

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/Kam Shah

Kam Shah

Chief Executive and Financial Officer